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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                          (Amendment No. ________)*

                      Associates First Capital Corporation
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                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                  046008 10 8
                              --------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 4 Pages

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CUSIP NO. 046008 10 8               13G             PAGE   2   OF   4   PAGES
          -----------                                    -----    -----

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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ford Motor Company
        I.R.S. Id. No. 38-0549190

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
        N.A.                                               (b) / /
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3  SEC USE ONLY


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4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
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                5  SOLE VOTING POWER

                     23,603,669 shares (1)
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY           0 shares
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH             23,603,669 shares (1)
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                     0 shares
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        23,603,669 shares (1)
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        26.0% (1)
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12 TYPE OF REPORTING PERSON*

        CO
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 046008 10 8                   13G                         Page 3 of 4

ITEM 1.
   (a) Associates First Capital Corporation

   (b) 250 Carpenter Freeway, Irving, Texas 75062-2789

ITEM 2.
   (a) Ford Motor Company

   (b) The American Road, Dearborn, Michigan 48121

   (c) U.S.A.

   (d) Class A Common Stock, Par Value $.01 Per Share

   (e) CUSIP No. 046008 10 8

ITEM 3.  THIS STATEMENT IS NOT FILED PURSUANT TO EITHER RULE 13d-1(b) OR
         13d-2(b).

ITEM 4.  OWNERSHIP
   (a) 23,603,669 shares (1)

   (b) 26.0% (1)

   (c)
       (i)    23,603,669 shares (1)
       (ii)   0 shares
       (iii)  23,603,669 shares (1)
       (iv)   0 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

   N/A

(1) In addition to the Class A Common Stock, Ford Motor Company also beneficially owns 255,881,180 shares of Associates First Capital Corporation Class B Common Stock (100% of the outstanding). Because holders of the Class B Common Stock are entitled to five votes per share, Ford Motor Company holds 95.1% of the aggregate voting power of the Class A Common Stock and Class B Common Stock.
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CUSIP No. 046008 10 8                   13G                         Page 4 of 4

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

   N/A

ITEM 10.  CERTIFICATION

   N/A


                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            2/14/1997
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                                             Date

                                        /s/ Thomas J. DeZure
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                                             Signature

                                          Thomas J. DeZure/Assistant Secretary
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                                             Name/Title